MOUNTAIN PROVINCE DIAMONDS INC. - MANAGEMENT’S DISCUSSION AND ANALYSIS –

FOR THE THIRD QUARTER ENDED DECEMBER 31, 2005

This management discussion and analysis (“MD&A”) of results of operations and financial condition of Mountain Province Diamonds Inc. (“the Corporation”) describes the operating and financial results of the Corporation for the third quarter ended December 31, 2005. The MD&A supplements, but does not form part of the financial statements of the Corporation, and should be read in conjunction with the Corporation’s un-audited consolidated financial statements for the three and nine months ended December 31, 2005 as well as with the audited consolidated financial statements and related notes for the fiscal years ended March 31, 2005 and 2004. The Corporation prepares and files its financial statements in accordance with Canadian generally accepted accounting principles.

Forward-looking Statements

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Corporation. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Corporation, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Corporation disclaims any obligation to update forward-looking statements.

Date of MD&A

This MD&A was prepared on February 9, 2006.

Overall Performance

Mountain Province Diamonds Inc. is a Canadian-based resource company which is participating in a joint venture (the “Gahcho Kue Joint Venture”) exploring a diamond deposit located in the NWT of Canada. The Corporation’s primary asset is its 44.1% interest in the AK leases located in the NWT of Canada. The Corporation and its partner, Camphor Ventures, Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. Under the agreement De Beers Canada has the right to earn up to a 60% interest in the AK leases by taking the property to commercial production.

The Gahcho Kue Joint Venture is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Joint Venture to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Corporation’s mineral properties. Failure to discover economically recoverable reserves will require the Corporation to write-off costs capitalized to date.

Project Scoping Study

The De Beers Board approved a budget of approximately C$25 million in November 2003 for an in-depth project scoping study of the joint venture’s Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake. This study was of sufficient detail to allow the Gahcho Kue Project to advance to mine permitting.

The first phase of the study was completed in June 2004. It consisted of the drilling of 110 holes as part of a geotechnical drilling program to investigate geo-hydrology, optimal mine design and ore processing characteristics of the kimberlite pipes and the surrounding country rock. The results were used to develop geology, resource, geotechnical and geo-hydrology models. These models were used to optimize the design of the open pits and the lake containment dykes, as well as for the designs of waste and water management and mine infrastructure. Recovered kimberlite core underwent geological logging and petrographic analysis to augment the existing resource models, as well as metallurgical investigations (ore dressing studies), which, together with previously collected data, helped with the design of the ore processing plant. The process plant,

Mountain Province Diamonds Inc. MD&A

recovery and infrastructure designs were based on De Beers Canada’s Snap Lake and Victor projects, but will not be taken to feasibility level until the project is closer to receiving permits as these estimates could change during the permitting process. Certain activities were undertaken to a high level accuracy to ensure that the issues that impact on the environmental impact and permitting of a mine were thoroughly investigated.

The final results of the scoping study were presented to the Corporation and Camphor Ventures on June 28,

2005. The results are encouraging and De Beers approved funding totaling C$38.5 million to advance the project to the next stage. On the basis of the results of this study De Beers developed a timetable and budget for 2005 and 2006. Applications for construction and operating permits have been submitted and the necessary consultation and stakeholder engagement activities have commenced. A large diameter drilling and sampling program is currently underway on the 5034 and Tuzo kimberlites to improve resource confidence (from inferred to indicated resource for parts of these pipes) as well as delineation, geo-technical and hydrological drilling to improve input data for mine design.

The Corporation engaged the firm of Roscoe Postle Associates, Inc. (RPA) to provide an independent analysis of the scoping study. The results of the RPA analysis are under review by the Corporation.

Exploration

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km respectively, northeast of Kennady Lake, which contains the three main diamond pipes), were discovered in 1999-2000. Encouraging thick kimberlite intersections have been discovered south of both these bodies. It is believed there is a diamondiferous dyke system that pinches and swells in that area. The Kelvin and Faraday bodies are small blows along this dyke system. In order to try to find larger bodies, which would significantly add to the resource size, De Beers conducted a very large ground gravity survey in that area from February 2004 to May 2004. Numerous ground gravity anomalies (drill targets), including a few larger ones, were identified. The few larger targets were drilled during May 2004 –June 2004 and only one two-meter thick dyke was intersected. De Beers analyzed the remaining targets in great detail and decided that the targets were too small to drill.

The Company engaged two consultants, a geologist and a geo-physicist, to independently analyze all possible exploration targets using all the gravity and EM surveys and to meet with De Beers to discuss the targets. They determined that some promising smaller targets remained undrilled and suggested that the Company might want to investigate these targets using the SGH (soil gas hydrocarbon) technique, which could possibly identify whether these targets are kimberlite. The Corporation and Camphor Ventures, Inc., are evaluating their options.

The mining leases held by the joint venture (De Beers Canada, Inc., the Corporation and Camphor

Ventures, Inc.) were up for renewal on July 17, 2005, and the joint venture decided to retain the four mining leases that contain the main kimberlite bodies that are part of the permitting phase. The Corporation and Camphor Ventures, Inc. have retained the leases that contain the Faraday and Kelvin bodies and the possible drill targets identified by the consultants. The remaining leases have been joint ventured with GGL Diamond Corp. and the joint venture will have a 1.5% GOR (Gross Overriding Royalty) on them.

Subsequent Events

On January 12, 2006, the Corporation announced details of the 2005/6 winter drill program at the Gahcho Kué Diamond Project. The focus of the program, which is being managed by the project operator De Beers Canada, is to:

1. Upgrade the diamond resource of the north lobe of the 5034 kimberlite pipe to the indicated category;

2. Improve the Joint Venture’s understanding of the grade and diamond value of the Tuzo kimberlite pipe;

3. Collect sufficient data to support a definitive feasibility study; and

4. Establish the overall potential upside of the project.

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A core drilling program, consisting of 42 holes totaling 11,300 meters, commenced in early December with two core drill rigs. The focus of this program is to:

1. Further delineate the kimberlite bodies in those areas where there is insufficient data;

2. Obtain additional micro diamond data;

3. Pilot the seven planned large diameter drill holes;

4. Drill geotechnical holes for construction designs; and

5. Drill geotechnical holes for final mine design.

The core drilling program is expected to be completed during the second quarter of 2006.

Two large diameter (24-inch) drill rigs are also being mobilized to the project site. One of the large diameter rigs will drill collars through the granite overburden and the other will take bulk samples. Current plans are to drill six large diameter holes into the north lobe of the 5034 kimberlite pipe and one large diameter hole into the Tuzo kimberlite pipe. This program is expected to commence during February 2006.

As currently proposed, the Gahcho Kué project will be an open pit mine. Capital costs to construct the mine are estimated by De Beers to be C$ 825 million. It will employ up to 600 people during the peak of its three-year construction period and close to 400 people during the operations phase of the mine. Based on the current resource, the project is expected to have a life of 20 years from start of construction to closure and will produce an average of three million carats annually over 15 years of operations.

Mountain Province Diamonds Inc has provided the following project summary:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)	Average Value (US$/ct) (2)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170	$82.00 $90.00
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153	$70.00 $70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$57.00
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135	$77.00 $70.00

1. Resource cut-off is 1.5mm

2. June 2005 DTC Price Book in US$

Subsequent to December 31, 2005, the Company received $108,750 from the exercise of 75,000 stock options.

Results of Operations

Third Quarter 2005

The Corporation’s net loss during the three months ended December 31, 2005 increased to ($311,707) or a loss of ($0.01) per share compared with a net loss of ($99,984) or ($0.00) per share the year earlier period. This increase was primarily related to expenses accounted against stock options granted to the Company’s new President and CEO, ($180,000 estimated fair value, as well as to increased consulting fees related to the Company’s retaining of outside engineering services as well as an executive search firm, travel expenses, regulatory and filing fees as well as to reduced interest income). These changes were partially offset by lower professional fees, expenses related to the Company’s Transfer Agent and shareholder information.

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Summary of Quarterly Results

Period	Revenues	Net Earnings (Loss) from Operations	Basic and Diluted Earnings (Loss) per share - Note 1
Three months ended December 31, 2005	$5,614	($311,707)	($0.01)
Three months ended September 30, 2005	($361)	($1,331,781)	($0.03)
Three months ended June 30, 2005	$1,027	($118,837)	($0.002)
Three months ended March 31, 2005	$13,112	$1,967,422	$0.400
Three months ended December 31, 2004	$14,681	($99,984)	($0.002)
Three months ended September 30, 2004	$283	($180,619)	($0.003)
Three months ended June 30, 2004	$522	($155,575)	($0.003)
Three months ended March 31, 2004	$227	($1,157,035)	($0.022)

Note 1 Loss per share has been calculated based on the weighted average number of shares outstanding during the period, net of shares owned by a subsidiary.

Nine Months ended December 31, 2005

The Corporation reported increased net loss for the nine months ended December 31, 2005 of ($1,761,298) compared with a net loss for the same period ended December 31, 2004 of ($420,776). The majority of this increase was due to the Corporation’s write down of ($1,080,000) in its long term investment related to Northern Lion Gold Corp. Increased consulting fees related to outside engineering and executive search costs for the latest nine month period were offset by lower profession fees compared with the previous year’s nine months ended December 31, 2004. As noted previously, the increased net loss is also related to increased

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stock option compensation as well as increased regulatory and filing fees during the latest three quarters of 2005 compared with the same year earlier period.

	Nine months ended December 31, 2005	Nine months ended December 31, 2004
Interest Income	6,280	12,056
Expenses	692,127	475,142
Net income (loss)	(1,761,298)	(420,776)
Net income (loss) per share	(0.03)	(0.01)
Cash flow from (used in) operations	(449,194)	(665,637)
Cash and cash equivalents, end of period	804,631	1,170,268
Assets	34,835,554	33,844,665
Long term liabilities	0	0
Dividends	0	0

Liquidity and Capital Resources

The Corporation reported working capital of $792,962 (working capital of $1,203,724 as at December 31, 2004), and cash and cash equivalents of $804,631 ($1,170,268 at December 31, 2004.)

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Transactions with Related Parties

The following transactions apply:

(a) Included in consulting fees during the nine months ended December 31, 2005 was $84,900 (2004 -

$87,946) paid to a director of the Company and $nil (2004 - $4,050) accrued or paid to the Chairman of the Board.

(b) $18,000 (2004 - $27,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

(c) $22,500 (2004 - $nil) was accrued or paid to the new President and CEO of the Company for services rendered.

(d) All parties in (a), (b) and (c) above were paid out of pocket expenses which occurred in the normal course of business.

Critical Accounting Estimates

The Corporation did not rely on any critical accounting estimates in the most recent quarter.

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Changes in Accounting Policies

The Corporation made no changes to its accounting policies or practices during the quarter.

Other MD&A Requirements

Risks

Mountain Province’s business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Corporation attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Corporation will be profitable in the future, and the Corporation’s common shares should be considered speculative.

There can be no assurance that any funding required by the Corporation will become available to it, and if so, that it will be offered on reasonable terms, or that the Corporation will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Corporation will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Corporation’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On December 31, 2005, there were 52,850,847 shares issued and 1,185,000 stock options outstanding expiring from May 11, 2006 to November 1, 2010.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures which provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis particularly information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the quarter ended December 31, 2005.

Additional Information

Additional information relating to the Corporation is available on the Internet at the SEDAR website located at www.sedar.com and at www. mountainprovince.com.

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